EXHIBIT 99.1

BEZEQ GROUP REPORTS
FIRST QUARTER 2010 FINANCIAL RESULTS

Net profit attributable to shareholders in Q1 2010 rose 5.6% year-over-year to NIS 642 million

EBITDA in Q1 2010 increased 4.0% year-over-year to NIS 1.22 billion, for a consolidated EBITDA margin of 41.7%

Revenue in Q1 2010 increased 4.4% year-over-year to NIS 2.92 billion

Tel Aviv, Israel – May 4, 2010 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, announced today its financial results for the first quarter of 2010, ended March 31, 2010. Details regarding the investor conference call and webcast to be held on May 5, 2010 are included later in this press release.1

Bezeq Group’s Q1 2010 Financial Highlights (compared to Q1 2009):

▪	Revenues: NIS 2.92 billion, an increase of 4.4%.

▪	Operating profit: NIS 874 million, an increase of 9.4%.

▪	Net profit attributable to shareholders: NIS 642 million, an increase of 5.6%.

▪	Earnings per diluted share: NIS 0.24, as compared to NIS 0.23.

▪	EBITDA: NIS 1.22 billion, an increase of 4.0%.

▪	EBITDA margin: 41.7% of revenues, as compared to 41.9%.

▪	Free cash flow:2 NIS 452 million, a decline of 41.7%, largely due to timing differences in working capital across the group.

▪
Net debt-to-EBITDA: 0.65 versus 0.66 in Q1 2009. When adjusting this ratio for additional debt of NIS 1.5 billion raised in April of 2010, the pro-forma first quarter-end net debt-to-EBITDA ratio is 0.98.

1 Unless otherwise stated, all consolidated profit & loss figures in this press release have been re-presented to reflect the deconsolidation of yes as of January 1, 2008. Except for the financial statement tables at the back of this press release, all balance sheet and cash flow comparisons have been adjusted pro-forma to reflect the yes deconsolidation as of January 1, 2008.

2 Free cash flow is defined as cash flow from operating activities plus dividend received, less net payments for capital investments.

Segment Highlights

▪
Bezeq Fixed-Line: The fixed-line segment generated a Q1 2010 EBITDA margin of 50.6% and continued to successfully mitigate the decline in revenues from traditional telephony through growth in Internet and data services. Q1 2010 Fixed-Line revenues declined only 1.7% compared to Q1 2009, or just 1.0% when adjusting for mobile interconnect fees. Q1 2010 operating profit increased 12.1% to NIS 490 million as EBITDA rose to NIS 660 million, up 1.9% versus Q1 2009. Bezeq continued the rollout of its advanced fiber optic, all IP-based NGN infrastructure, which as of quarter-end connected approximately 535,000 customers representing approximately 25% of Israeli households. Q1 2010 broadband Internet average revenue per user (ARPU) increased 10.3% year-over-year to a record NIS 75, as the broadband Internet subscriber base increased 3.4% to 1.05 million subscribers as of March 31, 2010. Operating and free cash flows declined year-over-year primarily due to timing differences related to payments to suppliers and employee compensation.

▪
Pelephone: The cellular operations segment recorded Q1 2010 revenue of NIS 1.39 billion, up 10.1% versus Q1 2009, driven by increased usage of data, content, VAS and roaming services, as well as handset sales growth, both associated with the continued subscriber migration to the High-Speed GSM (HSPA) cellular network. Pelephone’s double-digit top-line growth translated into healthy year-over-year gains across all profitability metrics including operating profit, net profit and EBITDA (33.8% EBITDA margin), as well as improved free cash flow. Active subscribers totaled approximately 2.79 million as of March 31, 2010, an increase of 4.5% year-over-year, and a net addition of 23,000 subscribers sequentially. Pelephone's quarter-end subscriber base included an Israeli industry high of 1.62 million 3G subscribers, of which approximately 845,000 were HSPA subscribers, representing over 30% of Pelephone's total subscriber base. As of today, the HSPA subscriber base totals approximately 900,000. Segment ARPU increased 3.9% year-over-year, as HSPA subscribers generated higher revenues from data, content, VAS and roaming. Data as a percentage of cellular service revenue hit a record high 22.6%, versus 18.5% for Q1 2009.

▪
Bezeq International: Israel's leading supplier of broadband ISP services recorded Q1 2010 revenue of NIS 343 million, up 5.7% versus Q1 2009. Q1 2010 operating profit, net profit and EBITDA all registered solid year-over-year growth, with an EBITDA margin of 24.5%, in-line with Q1 2009. Segment cash flow metrics registered year-over-year declines primarily as a result of increased segment working capital.

▪
yes:3 Revenues for Q1 2010 increased 2.0% year-over-year to NIS 391 million as subscribers increased 2.0% year-over-year to 571,000. yes launched its IP-based video-on-demand (VOD) service to customers during the quarter, providing an important value-added offering. Q1 2010 operating profit declined 11% to NIS 59 million and the net loss increased modestly to NIS 8 million year-over-year, with EBITDA totaling NIS 122 million (31.3% EBITDA margin), in-line with Q1 2009. Segment free cash flow more than doubled to NIS 61 million versus Q1 2009, as operating cash flow increased 33.8% to NIS 121 million for Q1 2010.

3 Following the deconsolidation of yes from the Bezeq Group financial results as of August 21st, 2009, and pursuant to accepted IFRS accounting practices, the Consolidated Statements of Income for the fourth quarter and the full-year 2009 do not consolidate yes’ financial results. yes’ results from January 1st through August 20th, 2009, are accounted for as results from discontinued operations.

Management Review

Shlomo Rodav, Chairman of the Board of Bezeq, stated, “Bezeq’s first quarter performance provides a solid launch to 2010 with our operational and financial achievements led by advancements in technology infrastructure, product and service innovations, a strict focus on operational efficiencies, and most importantly, an enhanced customer experience. Our improved group-level results were driven by year-over-year gains in first quarter revenues by Pelephone, Bezeq International and yes, while Bezeq Fixed-Line experienced excellent growth of its high speed Internet and data services sales, which continued to successfully mitigate the erosion of traditional fixed-line telephony revenues. The Fixed-Line segment turned in the smallest decline in quarterly revenues since Q4 2007, with a modest 1.7% decrease versus the first quarter of 2009.

“The strong foundation we have set with our strategic investments in leading edge communications infrastructures is clearly translating through our business in terms of improved revenues and profitability. With just over 30% of Pelephone’s subscribers migrated onto our HSPA cellular network and about 25% of Israeli households connected to the NGN, we are optimistic on our ability to generate further performance gains as we execute on these strategic roll-outs and deliver our consumer and business customers the highest quality communications experience available.

"During the first quarter our wholly-owned subsidiary Bezeq International exercised its right of first refusal and increased its direct ownership in Walla!, a leading Israeli Internet portal, to 44.99%. Walla! fits our growing Internet and IP-based offerings as we continue to evolve our business around the total communications experience for our customers,” concluded Mr. Rodav.

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Our first quarter performance extends our solid track record of delivering year-over-year group-level revenue and profitability gains. The strength of our balance sheet and cash flows allows us to return ongoing value to our shareholders through our dividend policy of distributing, semi-annually, 100% of our net profit to shareholders, as well as make strategic investments in our core businesses to strengthen our market positioning and set a solid foundation for future growth.”

Bezeq Group (Consolidated) Results

Bezeq Group (Consolidated) 1	Q1 2010	Q1 2009	Change
	(NIS millions)
Revenues	2,915	2,791	4.4%
Operating profit	874	799	9.4%
EBITDA	1,217	1,170	4.0%
EBITDA margin	41.7%	41.9%
Net profit attributable to shareholders of the company	642	608	5.6%
Diluted EPS (NIS)	0.24	0.23	4.3%
Cash flow from operating activities	806	1,134	(28.9)%
Capex payments, net 2	354	359	(1.3)%
Free cash flow	452	776	(41.7)%
Net debt/EBITDA (end of period) 3	0.65	0.66
Net debt/shareholders’ equity (end of period)	0.41	0.52

1 As of August 21, 2009, the Company ceased consolidating yes’ financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of January 1, 2008.

2 Capex data reflects payments related to capex and are based on the cash flow statements.

3 EBITDA in this calculation refers to the trailing tw elve months.

Bezeq Group revenues for Q1 2010 were NIS 2.92 billion, up 4.4% from NIS 2.79 billion for Q1 2009. Revenue growth was driven by a 10.1% increase in Pelephone, the Company's cellular business, and a 5.7% rise in the Bezeq International business, partially offset by a modest decline in the domestic fixed-line communications segment of 1.7%. Within the fixed-line segment, continued growth in high-speed Internet, data communications and transmission supported by the roll-out of Bezeq’s NGN infrastructure mitigated the decline in revenue associated with fixed-line telephony.

Operating profit for the Company increased 9.4% for Q1 2010 to NIS 874 million, up from NIS 799 million in Q1 2009. The first quarter improvement in operating profit delivered an impressive 30.0% operating margin and was driven primarily by higher total revenues and the positive impact of ongoing cost reduction initiatives.

Net profit attributable to Bezeq shareholders for Q1 2010 amounted to NIS 642 million, up 5.6% from NIS 608 million for Q1 2009.

The Company’s EBITDA for Q1 2010 totaled NIS 1.22 billion (41.7% EBITDA margin), up 4.0% as compared to NIS 1.17 billion (41.9% EBITDA margin) for Q1 2009.

Cash flow from operating activities in Q1 2010 decreased 28.9% year-over-year to NIS 806 million, as compared to NIS 1.13 billion in Q1 2009. The year-over-year decline in operating cash flow resulted primarily from timing differences in working capital within the Bezeq Fixed-Line and Bezeq International segments, as well as working capital changes at Pelephone.

Capital expenditures in Q1 2010 amounted to NIS 360 million, a decline of 8.9% as compared to Q1 2009. This decline was primarily related to a significant reduction in capital expenditures at Pelephone, which a year ago was concluding the deployment of its HSPA network, launched in Q1 2009. The Q1 2010 consolidated capex-to-sales ratio was 12.3%, as compared with 14.2% in Q1 2009 and 13.1% for the full-year 2009.

As of March 31, 2010, the Company’s consolidated financial debt was NIS 3.88 billion, compared with NIS 4.53 billion as of March 31, 2009 (excluding yes’ debt to financial institutions). The decrease in the financial debt was primarily related to the repayment of debentures and loans by Bezeq Fixed-Line and Pelephone. After the close of Q1 2010, Bezeq Fixed-Line raised debt totaling NIS 1.5 billion, through new loans from Israeli banks with an average duration of 4.6 years.

As of the end of Q1 2010, the Company’s net debt-to-EBITDA ratio was 0.65 as compared to 0.66 at the end of Q1 2009. When adjusting this ratio for the aforementioned additional debt of NIS 1.5 billion, the pro-forma first quarter-end net debt-to-EBITDA ratio is 0.98.

Bezeq Fixed-Line Results

Bezeq Fixed-Line	Q1 2010	Q1 2009	Change
	(NIS millions)
Revenues	1,304	1,326	(1.7)%
Operating profit	490	437	12.1%
EBITDA	660	648	1.9%
EBITDA margin	50.6%	48.9%
Net profit 1	360	336	7.1%
Cash flows from operating activities	393	635	(38.1)%
Capex payments, net 2	223	189	18.0%
Free cash flow 3	635	846	(24.9)%
Number of active subscriber lines (end of period, in thousands)	2,458	2,579	(4.7)%
Average monthly revenue per line (NIS) 4	80	81	(1.5)%
Number of outgoing usage minutes (millions)	2,773	3,123	(11.2)%
Number of incoming usage minutes (millions)	1,627	1,654	(1.6)%
Number of ADSL subscribers (end of period, in thousands)	1,045	1,011	3.4%
Average monthly revenue per ADSL subscriber (NIS)	75	68	10.3%

1 Net profit does not include profit/loss of subsidiaries.

2 Capex data reflects payments related to capex and are based on the cash flow statements.

3 Free cash flow is defined as cash flow s from operating activities, plus dividend received, minus net capex payments.

4 Not including revenues from data communications and transmission services, services to communications providers, and contract and other services.

Bezeq Fixed-Line delivered continued growth in high-speed Internet access ARPU and ADSL subscriber lines as the ongoing rollout of its all IP-based NGN infrastructure helped to significantly mitigate the ongoing decline in traditional fixed-line telephony. The NGN enhances Bezeq’s technological preparedness to compete in an increasingly converged communications market, and reaffirms Bezeq’s position as Israel’s leading provider of advanced communications offerings.

As of March 31, 2010, Bezeq Fixed-Line had connected approximately 535,000 customers to the new network, representing approximately 25% of Israeli households. Bezeq’s goal is to expand NGN coverage to 50% of Israeli households by year-end 2010 and reach about 80% of households by 2012. Beyond providing a superior customer experience, the NGN provides an important platform upon which Bezeq is developing and deploying new value-added services, aimed at delivering an enhanced customer experience, increasing operating efficiencies and improving future segment profitability.

Bezeq Fixed-Line continued to mitigate the decline in revenues during Q1 2010 to only 1.7% versus Q1 2009. Moreover, when adjusting for mobile interconnect fees, the quarterly revenue decline was limited to only 1.0% as compared to Q1 2009. Q1 2010 results benefited from double-digit growth in combined revenues from high-speed Internet (ADSL), data communications and transmission services, which partially offset the decrease in voice revenues resulting from fewer lines, lower call traffic, and lower interconnect fees.

Q1 2010 financial results of Bezeq Fixed-Line also include capital gains from sales of real estate in the amount of NIS 25 million, compared to real estate gains of NIS 20 million in Q1 2009.

Bezeq Fixed-Line’s operating profit for Q1 2010 increased 12.1% to NIS 490 million, up from NIS 437 million in Q1 2009. Operating and general expenses for the first quarter declined by 6.7%, driven by continued implementation of efficiency measures, as well as reductions in interconnect fees transferred to cellular operators and in royalty payments to the State of Israel. Salary expense during Q1 2010 was essentially stable as compared to Q1 2009.

The ongoing successful implementation of cost efficiency measures across the Fixed-Line segment resulted in Q1 2010 EBITDA rising 1.9% year-over-year to NIS 660 million, for an impressive 50.6% EBITDA margin, as compared to a 48.9% EBITDA margin in Q1 2009.

The number of customers subscribing to Bezeq's ADSL Internet service increased 3.4% year-over-year to approximately 1.05 million subscribers as of March 31, 2010, reaffirming Bezeq Fixed-Line as the leader in broadband access services in Israel. Bezeq continued to upgrade its ADSL subscriber base, with 69% of its customers enjoying bandwidths of at least 2 megabits per second, as compared to 52% a year ago.

Broadband Internet average revenue per user (ARPU) for Q1 2010 increased 10.3% year-over-year to a record NIS 75, primarily due to bandwidth upgrades and sales of value-added services, as well as home networks which totaled 560,000 at quarter-end. Fixed-line telephony average revenue per line (ARPL) for Q1 2010 declined 1.5% year-over-year to NIS 80, primarily as a result of a decrease in traffic due to a lower number of business days in Q1 2010 and increased competition.

Bezeq Fixed-Line's Q1 2010 operating and free cash flows declined 38.1% and 24.9% year-over-year to NIS 393 million and NIS 635 million, respectively, primarily due to timing differences related to payments to suppliers, as well as advanced salary and bonus payments to employees being distributed in late March instead of early April due to the timing of the Passover holidays.

Capital expenditures for Q1 2010 reached NIS 228 million, up 8.6% over Q1 2009, representing a quarterly capex-to-sales ratio of 17.5%, as compared to 15.8% and 15.9% for Q1 2009 and the full-year 2009, respectively. These trends reflect the ongoing deployment of the NGN network.

Pelephone Results

Pelephone	Q1 2010	Q1 2009	Change
	(NIS millions)
Revenues	1,393	1,265	10.1%
Operating profit	322	302	6.6%
EBITDA	471	441	6.8%
EBITDA margin	33.8%	34.9%
Net profit	259	230	12.6%
Cash flows from operating activities	350	375	(6.7)%
Capex payments, net 1	92	149	(38.3)%
Free cash flow	258	226	14.2%
Number of subscribers (end of period, in millions)	2.789	2.669	4.5%
Average revenue per user (ARPU, NIS)	133	128	3.9%
Average monthly minutes of use per subscriber (MOU)	336	323	4.0%

1 Capex data reflects payments related to capex and are based on the cash flow statements.

Pelephone, Bezeq’s cellular segment, delivered another excellent quarter of growth with material improvements in cellular services and equipment sales as well as the net addition of 23,000 new subscribers. The segment continued to benefit from the ongoing successful ramp of its High-Speed GSM (HSPA) network. Pelephone continues to see clear evidence that the migration of customers from its CDMA to its HSPA network is driving higher levels of segment revenues as well as a material increase in ARPU. Pelephone delivered double-digit improvements in quarterly net profit as well as higher levels of operating profit and EBITDA.

Pelephone’s active subscribers totaled approximately 2.79 million as of March 31, 2010, an increase of 0.8% sequentially (23,000 net subscriber additions) and a 4.5% increase versus Q1 2009. 3G subscribers totaled 1.62 million subscribers as of March 31, 2010, an increase of 5.7% sequentially and an increase of 33.0% year-over-year. The new HSPA network, which is central to Pelephone’s commitment to access higher value segments of the mobile communications market, had approximately 845,000 subscribers as of March 31, 2010, accounting for over 30% of Pelephone’s total subscriber base. As of today, the HSPA subscriber base has further increased to approximately 900,000.

Q1 2010 revenues increased 10.1% to NIS 1.39 billion versus Q1 2009. Revenues were driven primarily by the successful continuing migration of the customer base from CDMA to HSPA, resulting in increased revenues from data, content, value-added services and roaming, which contributed to ARPU growth, as well as from handset sales. Revenues from data, content and value-added services constituted a record 22.6% of Pelephone’s revenues from cellular services for Q1 2010, compared to 18.5% for Q1 2009 and 20.8% for Q4 2009.

Pelephone’s ARPU for Q1 2010 increased 3.9% year-over-year to NIS 133 versus NIS 128 for Q1 2009. The improvement in ARPU was primarily related to the rise in data, content, value-added services and roaming revenues on the new HSPA network. Average minutes of use (MOU) for Q1 2010 increased 4.0% year-over-year to 336 minutes.

Pelephone’s net profit increased to NIS 259 million in Q1 2010, up 12.6% year-over-year. Net profit benefited mainly from higher revenues and increased usage of data, content, value-added and roaming services. These gains were mitigated by a 7.2% increase in depreciation and amortization expenses related to the depreciation of the HSPA network, which began in 2009, as well as increased costs associated with the operation and marketing of the new HSPA network alongside the existing CDMA cellular network.

Pelephone generated Q1 2010 EBITDA of NIS 471 million (33.8% EBITDA margin), an increase of 6.8% compared to Q1 2009 (34.9% EBITDA margin).

Pelephone’s cash flow from operating activities for Q1 2010 totaled NIS 350 million, a decline of 6.7% compared to Q1 2009, primarily due to working capital changes. Free cash flow for Q1 2010 increased 14.2% to NIS 258 million compared to Q1 2009, as capital expenditures-related payments were substantially lower as compared to Q1 2009 following the successful launch of the HSPA cellular infrastructure early in 2009.

Bezeq International Results

Bezeq International	Q1 2010	Q1 2009	Change
	(NIS millions)
Revenues	343	324	5.7%
Operating profit	62	60	2.3%
EBITDA	84	80	5.5%
EBITDA margin	24.5%	24.6%
Net profit	46	44	5.4%
Cash flows from operating activities	59	84	(28.8)%
Capex payments, net 1	37	21	72.0%
Free cash flow 2	23	62	(63.4)%

1 Capex data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flow s from operating activities, plus dividend received, minus net capex payments.

Bezeq International, Israel's leading provider of broadband ISP services, generated improved Q1 2010 revenues of NIS 343 million, up 5.7% compared to Q1 2009. The rise in revenues was primarily related to higher sales of Internet services, including an increase in the number of broadband subscribers, alongside growth in business sector sales, mainly in the field of Information and Communication Technologies (ICT) solutions. Bezeq International’s recently launched Private NGN service continued to gain traction, offering customers an enhanced level of service and support.

Bezeq International generated a net profit of NIS 46 million in Q1 2010, up 5.4% as compared to Q1 2009. The increase in profitability came as a result of the strength of the core ISP and ICT businesses, as well as a continued focus on cost control.

Bezeq International generated Q1 2010 EBITDA of NIS 84 million (24.5% EBITDA margin), an increase of 5.5% compared to NIS 80 million (24.6% EBITDA margin) for Q1 2009.

Q1 2010 operating cash flow decreased 28.8% to NIS 59 million versus Q1 2009, mainly due to increased working capital requirements during the quarter. The lower operating cash flow and higher capital expenditure-related payments in Q1 2010 resulted in a free cash flow decline of 63.4% versus Q1 2009, to NIS 23 million.

During Q1 2010 Bezeq International exercised its right of first refusal and increased its ownership in Walla!, a leading Israeli Internet portal, through the acquisition of 14,807,939 ordinary shares from Ha’aretz Publishing, for a total consideration of approximately NIS 88.8 million. The portion of the acquired shares which would bring Bezeq International’s stake in Walla! beyond 44.99% were placed in a blind trust. The transaction successfully closed in late April 2010.

yes Results

yes	Q1 2010	Q1 2009	Change
	(NIS millions)
Revenues	391	384	2.0%
Operating profit	59	66	(11.0)%
EBITDA	122	122	0.0%
EBITDA margin	31.3%	31.9%
Net loss	(8)	(1)	n.m.
Cash flows from operating activities	121	91	33.8%
Capex payments, net 1, 2	61	61	(1.0)%
Free cash flow	61	29	106.9%
Number of subscribers (end of period, in thousands)	571	560	2.0%
Average revenue per user (ARPU, NIS)	229	228	0.4%

1 Capex data reflects payments related to capex and are based on the cash flow statements.

2 Including subscriber acquisition costs.

As previously announced, the yes multi-channel pay-TV business ceased to be consolidated into the Bezeq Group’s financial statements as of August 21, 2009. As a result, and pursuant to accepted IFRS accounting practices, the Bezeq Group accounts for its investment in yes using the equity method at the fair value of its investment in yes from that date.

yes' Q1 2010 revenue increased 2.0% to NIS 391 million compared to Q1 2009. The rise in revenue was primarily due to an increase in the number of total subscribers as well as increased sales of advanced services such as yesMAX and MaxHD.

Total yes subscribers increased 2.0% year-over-year to 571,000 subscribers as of March 31, 2010, up 11,000 subscribers from the year ago period and in-line sequentially. During Q1 2010, yes launched a new IP-based video-on-demand (VOD) service, providing an important value-added offering for its customers. Q1 2010 segment ARPU experienced a 0.4% year-over-year rise to NIS 229.

yes' Q1 2010 operating profit totaled NIS 59 million, down 11.0% as compared to Q1 2009, for an operating margin of 15.0%. The year-over-year decline in segment profitability was largely attributable to higher levels of sales and marketing expenses in the current period.

yes' net loss for Q1 2010 totaled NIS 8 million compared to a net loss of NIS 1 million in Q1 2009. Excluding the impact of financing costs to shareholders, yes generated a net profit of NIS 35 million in Q1 2010, as compared to NIS 40 million in Q1 2009.

yes' Q1 2010 EBITDA was NIS 122 million (31.3% EBITDA margin), unchanged from Q1 2009 (31.9% EBITDA margin).

yes' cash flow metrics delivered a strong performance in Q1 2010 with operating cash flows rising 33.8% year-over-year to NIS 121 million and free cash flow more than doubling to NIS 61 million as compared with Q1 2009. Improvements in segment cash flows were primarily attributable to working capital gains.

2010 Outlook

The Bezeq Group reiterates its guidance, projecting full-year 2010 revenues, net profit from continuing operations and EBITDA to be in line or slightly higher than 2009 levels. This forecast is underpinned by the strength of the Bezeq Group’s comprehensive consumer and business communications offerings and a strict focus on improving operating efficiencies.

The Bezeq Group continues to expect gross capital expenditures in 2010 to be close to the 2009 level and will mainly reflect continuing investment in Bezeq’s Next Generation Network (NGN), expanding its coverage to reach approximately 50% of Israeli households by the end of 2010, and slightly lower capital expenditures at Pelephone, which successfully completed and launched its High-Speed GSM (HSPA) network in early 2009.

The aforementioned guidance for the full-year 2010 is based on the anticipated Bezeq Group consolidated financial performance, which following the deconsolidation of yes financials as of August 21, 2009, excludes the financial contribution of yes from both the 2009 and 2010 full-year periods.

Other Developments

Subsequent to the close of the quarter, on April 14, 2010, B Communications (SP2) Ltd. completed the purchase of all of the ordinary shares of Bezeq held by the Company’s former controlling shareholder, Ap.Sb.Ar. Holdings Ltd., for approximately NIS 6.5 billion (at NIS 8 per share), which comprised approximately 30.44% of the issued and paid up share capital of the Company on that date.

B Communications (SP2) Ltd. is a private company registered in Israel, wholly-owned and controlled by B Communications (SP1) Ltd., a private company registered in Israel. B Communications (SP1) is wholly-owned and controlled by B Communications Ltd. (formerly Smile 012 Communications Ltd.), an Israeli public company whose shares are dual listed on the Tel Aviv Stock Exchange and on Nasdaq.

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Wednesday, May 5, 2010, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0610
Israel Phone Number: 03-918-0610

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Tuesday, May 11, 2010. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5901
Israel Phone Number: 03-925-5901

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; Internet, ADSL, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

Investor Relations Contact: Mr. Naftali Sternlicht Bezeq Phone: +972-2-539-5441 Email: ir@bezeq.co.il	Media Relations Contact: Mr. Guy Hadass Bezeq Phone: +972-3-626-2600 Email: dover@bezeq.co.il

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Continuing operations
Revenues	2,915	2,791	11,519

Costs and expenses
Depreciation and amortization	343	371	1,485
Salary	505	505	1,990
Operating and general expenses	1,218	1,136	4,871
Other operating expenses (income), net	(25)	(20)	201

	2,041	1,992	8,547

Operating profit	874	799	2,972

Finance income
Finance income	85	82	429
Finance expenses	(63)	(52)	(398)

Finance income, net	22	30	31

Profit after finance income	896	829	3,003

Share in profits (losses) of equity-accounted investees	(23)	2	(34)

Profit before income tax	873	831	2,969

Income tax	231	221	807

Profit for the period from continuing operations	642	610	2,162

Discontinued operations
Profit (loss) for the period from discontinued operations	-	(1)	1,379

Profit for the period	642	609	3,541

Attributable to:
Company shareholders
Profit for the period from continuing operations	642	609	2,157
Profit (loss) for the period from discontinued operations	-	(1)	1,446

	642	608	3,603
Non-controlling interests
Profit for the period from continuing operations	-	1	5
Loss for the period from discontinued operations	-	-	(67)

	642	1	(62)

Profit for the period	642	609	3,541

*         Restatement due to discontinued operations

Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements (Continued)

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Earnings per share
Basic earnings per share (NIS)
Profit from continuing operations	0.24	0.23	0.82
Profit from discontinued operations	-	-	0.55

	0.24	0.23	1.37

Diluted earnings per share (NIS)
Profit from continuing operations	0.24	0.23	0.80
Profit from discontinued operations	-	-	0.54

	0.24	0.23	1.34

*         Restatement due to discontinued operations

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	March 31, 2010	March 31, 2009		December 31, 2009
	(Unaudited)	(Unaudited)		(Audited)
	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	944	1,702		580
Investments, including derivatives	12	37		154
Trade receivables	2,573	2,390		2,491
Other receivables	249	234		171
Inventory	181	188		263
Assets held for sale	33	43		40

Total current assets	3,992	4,594		3,699

Investments, including derivatives	128	192		130
Trade and other receivables	915	637		887
Broadcasting rights, net of rights exercised	-	288		-
Property, plant and equipment	5,444	6,229	*	5,428	*
Intangible assets	1,887	2,664		1,885
Deferred and other expenses	294	235	*	301	*
Investments in equity-accounted investees (mainly loans)	1,213	34		1,219
Deferred tax assets	361	503		392

Total non-current assets	10,242	10,782		10,242

Total assets	14,234	15,376		13,941

*         Retrospective application by restatement

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (continued)

	March 31, 2010	March 31, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	753	1,018	862
Trade payables	908	1,471	1,091
Other payables, including derivatives	739	962	697
Current tax liabilities	184	88	118
Deferred income	36	58	36
Provisions	375	358	380
Employee benefits	475	359	505

Total current liabilities	3,470	4,314	3,689

Debentures	2,596	3,711	2,716
Bank loans	531	1,391	558
Loans from institutions	-	161	-
Loans from non-controlling interests in a subsidiary	-	462	-
Employee benefits	301	267	294
Deferred income and others	5	25	5
Provisions	72	70	71
Deferred tax liabilities	59	63	70

Total non-current liabilities	3,564	6,150	3,714

Total liabilities	7,034	10,464	7,403

Equity
Total equity attributable to Company shareholders	7,206	5,377	6,544
Non-controlling interests	(6)	(465)	(6)

Total equity	7,200	4,912	6,538

Total liabilities and equity	14,234	15,376	13,941

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Net profit for the period	642	609	3,541
Adjustments:
Depreciation	272	347 *	1,343 *
Amortization of intangible assets	65	72	266
Amortization of deferred and other expenses	6	5 *	22 *
Profit from deconsolidation of a subsidiary	-	-	(1,538)
Share in profits (losses) of equity-accounted investees	23	(2)	34
Finance expenses (income), net	(6)	77	362
Capital gain, net	(27)	(20)	(64)
Share-based payments	6	15	49
Income tax expenses	231	222	807
Proceeds (payment) for derivatives, net	(1)	9	11

Change in inventory	78	(33)	(114)
Change in trade receivables	(110)	(77)	(583)
Change in other receivables	(61)	(51)	37
Change in other payables	23	197	55
Change in trade payables	(165)	116	192
Change in provisions	(4)	7	36
Change in broadcasting rights	-	(34)	(49)
Change in employee benefits	(22)	(50)	115
Change in deferred and other income	1	(46)	(41)

Income tax paid, net	(145)	(138)	(565)

Net cash flows from operating activities	806	1,225	3,916

Cash flow used in investment activities
Investment in intangible assets and deferred expenses	(88)	(63)	(349)
Proceeds from sale of property, plant and equipment	15	51	90
Change in current investments, net	141	6	(134)
Purchase of property, plant and equipment	(281)	(408)	(1,363)
Proceeds from disposal of investments and long-term loans	2	7	93
Investments and long-term loans	(1)	(1)	(4)
Dividend received	-	-	6
Interest received	-	5	29

Net cash used for investment activities	(212)	(403)	(1,632)

*         Retrospective application by restatement

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (continued)

	Three months ended		Year ended
	March 31		December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flow for financing activities
Bank loans received	-	400	400
Repayment of debentures	(206)	(206)	(682)
Repayment of loans	(9)	(31)	(109)
Short-term borrowing, net	-	-	48
Dividend paid	-	-	(1,941)
Interest paid	(30)	(110)	(354)
Proceeds for derivatives, net	-	-	43
Transfer of funds by non-controlling interests less dividend distributed, net	-	5	(24)
Proceeds from exercise of options into shares	15	36	129

Net cash from (used for) financing activities	(230)	94	(2,490)

Net increase (decrease) in cash and cash equivalents	364	916	(206)
Cash and cash equivalents at the beginning of the period	580	786	786

Cash and cash equivalents at the end of the period	944	1,702	580